SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Centrais Elétricas Brasileiras S/A ("Company") informs that received on June 21, 2016 and on June 23, from the minority shareholders FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA, BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES and GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES (collectively, "Shareholders"), pursuant to CVM Instruction 481/09 and Official Letter CVM/SEP/Nº 02/2016, information related to candidate indicated for position on the Board of Directors, whose election will take place at the Extraordinary General Meeting to be held on July 22, 2016.

The candidate nominated by the Shareholders, which must apply for vacancy on the Board of Directors, was Mr. Marcelo Gasparino da Silva, whose information can be found in the correspondence attached.

Rio de Janeiro, June 23, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

Rio de Janeiro, June 17, 2016

TO

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

Setor Comercial Norte, Quadra 04, Bloco B, 100, sala 203, Ed. Empresarial Varig, Brasilia, DF

To Mr. Wagner Bittencourt

Board of Directors President

To Sr. Armando Casado de Araújo

CFO and Investor Relations Officer

Ref: EGM 2016 – Statement to the Board of Directors - Notice to Shareholders Publication

FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA (“FIA Dinâmica”), headquartered in the City and State of Rio de Janeiro, at Ave Presidente Vargas 453, 13th floor, enrolled with the CNPJ/MF under No. 08196003/0001-54 and BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES (“Banclass”), headquartered in the city and State of Rio de Janeiro, at Ave Presidente Vargas 453, 13th floor, enrolled with the CNPJ/MF under No. 10765399/0001-55, both administered by BANCO CLÁSSICO S.A., (“Banco Clássico”) based in the city and state of Rio de Janeiro, at Ave Presidente Vargas 453, 13th floor, enrolled with the CNPJ/MF under No. 31597552/0001-52 and GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, (“Geração Futuro”) enrolled with the CNPJ/MF under No. 08935128/0001-59, under the regulations, bylaws and attorney, respectively, and herein represented by its GF GESTÃO DE RECURSOS LTDA. (“GF Gestão”), enrolled with the CNPJ/MF under No. 09630188/0001-26, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praça XV de Novembro, No. 20, 12th floor, 1201B group, Downtown, all together, shareholders of  CENTRAIS ELÉTRICAS BRASILEIRAS S/A (“Eletrobrás ou Companhia”) with voting rights, have been present in advance the appointment of Mr. Marcelo Gasparino da Silva ("Applicant"), according to Annex I, as a candidate to the Board of Directors, for the following reasons:

In terms of the Circular Letter CVM/SEP/Nº02/2016 ("Circular Letter"), the Company should release a Notice to Shareholders proceeding the disclosure of information to the Board of Directors and Audit Committee, giving the same publicity given to the names proposed by the Controlling Shareholder and/or administration.

        As there was no election for the vacancy to preferred shareholders at the Annual General Meeting ("AGM") held on 04.29.2016, if the Company will hold an Extraordinary General Meeting of call ("EGM") for election members of the Board of Directors, it is requested, since now, the inclusion of the above-mentioned candidate's name on the list of candidates submitted by Eletrobras, so that the market take knowledge of the statement of shareholders when the Convocation occurs.

It should be noted that this election aims to enable brazilian investors and non-residents may use properly their right to vote. Therefore, it is necessary that the Company disclose the Circular Letter mentioned above.

        Similarly, should be registered, in particular, the importance of communicating the application to representatives of ADRs investors, with the specific measure contained in the Company Proxy Card, so that their holders can vote for any of the candidates, including that indicated by minority shareholders, which was not allowed in the 2016 AGM.

Finally, it states that all communications may be made in writing and delivered by e-mail or mail with proof of receipt, at the address below.

Ave. Paulista, 1.106, 6th floor. ZIP CODE 01310-100

Ph: (11) 2137-8888. Fax: (11) 2137-8899. At.: Mr. Carlos Taveiros

E-mail: carlos.taveiros@gerafuturo.com.br / juridico@gerafuturo.com.br / daferreira@mpmae.adv.br

Regards,

FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA

BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES

ANNEX I

I – BOARD OF DIRECTORS

- HOLDER FOR PREFERRED SHARES: MARCELO GASPARINO DA SILVA, Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Accounting, Auditing and Finance. He is Board Member of ELETROBRAS, AES ELETROPAULO, BATTISTELLA and ETERNIT. It is an alternate member of the Board of Directors of Vale do Rio Doce. He was chairman of the Board of Directors of USIMINAS, Board Member of Bradespar, Eletrobras, Celesc, Tecnisa and SC Gas. He was Fiscal Council member of Bradespar, AES Eletropaulo, AES Tiete, Eletrobras and Renuka Brazil. He is the Coordinator of the Legal and Compliance Committee of Eternit. He is President of the Consultive Council of Office Gasparino, Sachet, Roman, Barros & Marchiori Lawyers, where he worked as a lawyer until 2006. He began in 2007 executive career  as Legal and Institutional Director of CELESC. He participated in the Executive Program on Mergers and Acquisitions by the London Business School, and specific courses in financial and strategic areas in IOD - Institute of Directors in London. He is Coordinator of Chapter Santa Catarina, Certified Board Member and is a part of the Bankof Board of Directors of IBGC. Member of the Technical Committee of AMEC and Spokesperson of the Group Corporate Governance - GGC.

MARCELO GASPARINO DA SILVA, lawyer and certified board member by IBGC - Brazilian Institute of Corporate Governance and as the coordinator of IBGC on Santa Catarina State. He has acted in the steel sector, being considered one the most prominent lawyers of Brazil in the gas and oil areas. He is board member at Eletrobras, AES Eletropaulo, Cemig, Battistella and Eternit. He is alternate board member at Vale. Marcelo was Chairman at Usiminas, board member at Bradespar, Celesc, Eletrobras, and Tecnisa, as well as a supervisory board member in the audit committee at AES Tietê, AES Eletropaulo, Eletrobras and Bradespar itself. Marcelo is the Spokesman of the GGC – Corporate Governance Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.